SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)*

MED-TECH SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

58402E101

(CUSIP Number)

With a copy to: Gary Hudson Med-Tech Solutions, Inc. 1637 Shar-Cal Road Calvert City, Kentucky 42029 (270) 395-3687	with a copy to: Andrew D. Hudders, Esq. Golenbock Eiseman Assor Bell & Peskoe 437 Madison Avenue – 40th Floor New York, New York 10022 (212) 907-7389

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 58402E101	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary Hudson I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,840,569
	8	SHARED VOTING POWER 8,521,710 (held in trust)
	9	SOLE DISPOSITIVE POWER 2,840,569
	10	SHARED DISPOSITIVE POWER 8,521,710 (held in trust)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,362,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.01%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 58402E101	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary Hudson, as Trustee I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,521,710
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,521,710
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,521,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.79%
14	TYPE OF REPORTING PERSON* OO (Trust)

SCHEDULE 13D

CUSIP No. 58402E101	Page 4 of 8 Pages

Item 1.

Name of Issuer:

This Schedule 13D (the “Schedule”) relates to the common stock, $.001 par value, (“Common Stock”) of Med-Tech Solutions, Inc., a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1637 Shar-Cal Road, Calvert City, Kentucky 42029.

Item 2.

Identity and Background.

This Schedule is filed by Gary Hudson (“Hudson”) and Gary Hudson, as Trustee, for members of his family under a deed of trust ("Trust").  The address of the principal office from which Hudson and the Trust conduct their business is 1637 Shar-Cal Road, Calvert City, Kentucky 42029. The principal business activity of Hudson is as the President and Chief Executive Officer of the Issuer.  Hudson is also the controlling person of the Trust.  Hudson is a citizen of the United States. The Trust is organized under the laws of the United Kingdom.

During the last five years, neither Hudson nor the Trust have been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds and Other Consideration.

On December 4, 2007, Hudson beneficially acquired 11,362,279 shares of Common Stock in exchange for shares of The Four Rivers BioEnergy Company Inc., a Kentucky corporation (“Four Rivers”), pursuant to an acquisition agreement dated March 26, 2007, as amended (the “Acquisition Agreement”), between the Issuer, Four Rivers and the shareholders of Four Rivers for the acquisition of all the outstanding equity securities of Four Rivers.  The consideration for the shares of Four Rivers held by the selling shareholders was an aggregate of 40,665,000 shares of Common Stock of the Issuer (the “Shares”).  Of that amount, Hudson individually acquired 2,840,569 shares of Common Stock and the Trust acquired 8,521,710 shares of Common Stock.

Item 4.

Purpose of Transaction.

The purpose of the acquisition of the shares of Common Stock reported upon was the payment of consideration for Four Rivers under the Acquisition Agreement by which it became a wholly-owned subsidiary of the Issuer.

From time to time, Hudson or the Trust may acquire additional shares of Common Stock and may dispose of any shares of Common Stock over which it has the right of disposition.  Hudson, as a shareholder and an officer and director of the Issuer and its affiliates in the exercise of his fiduciary and managerial responsibilities, or the Trust, as a shareholder, may vote its respective securities or give to another the right to vote its respective securities, to (i) effect merger, reorganization or liquidation transactions involving the Issuer, (ii) effect a sale or transfer of a substantial portion or all of the assets of the Issuer, (iii) change the composition and number of the present board of directors or management of the Issuer, (iv) effect a material change in the capitalization or dividend policy of the Issuer, (v) effect a change in the business or the business structure of the Issuer, (vi) change one or more provisions of the constituent documents governing

SCHEDULE 13D

CUSIP No. 58402E101	Page 5 of 8 Pages

the Issuer, (vii) cause the securities, if listed, to be de-listed or deregistered under the federal securities laws, or (viii) otherwise act to influence any of the foregoing by means of its current or future ownership position or by agreement or otherwise.

Item 5.

Interest in Securities of the Issuer.

Hudson has beneficial ownership of 11,362,279 issued and outstanding shares of Common Stock and the sole power to vote and direct the vote of such shares.  These shares represent a 10.01% beneficial ownership interest of the Issuer.  The Trust has beneficial ownership of 8,521,710 issued and outstanding shares of Common Stock and the trustee thereof has the sole power to vote and direct the vote of such shares.  These shares represent a 7.79% beneficial ownership interest of the Issuer.

Except as described herein, Hudson and the Trust have not effected any transactions in the Common Stock of the Issuer during the past 60 days.

Item 6.

Contracts, Arrangements, Understandings or Relationships

With Respect to Securities of the Issuer.

Under the terms of the Acquisition Agreement, the Issuer acquired all the outstanding equity securities of Four Rivers held by its shareholders, including Hudson and the Trust,  in exchange for an aggregate of 40,665,000 shares of Common Stock of the Issuer.  By this exchange of the Shares, the Issuer acquired Four Rivers as a wholly-owned subsidiary.  The Shares issued in the exchange to the former shareholders of Four Rivers, including Hudson and the Trust, are restricted stock, and the holders thereof may not sell, transfer or otherwise dispose of such Shares without registration under the Securities Act of 1933, as amended (“Securities Act”) or an available exemption therefrom. No registration statement covering the Shares has been filed with the Securities and Exchange Commission (“SEC”) or with any state securities commission, and the Issuer is not required to file a registration statement to register the Shares.  In addition, pursuant to a Lock-Up Agreement dated November 16, 2007, the holders of the Shares, including Hudson and the Trust, have agreed not to sell the Shares for two years after December 4, 2007, and thereafter, for a further period of 12 months, sales are subject to certain numerical restrictions and the limitations of the securities laws, except, in either case, in an offer made to all the shareholders of the company, or if there is permission by the board of the Issuer with the consent of the directors nominated or appointed at the request of the holders of the Series A Preferred Stock.

SCHEDULE 13D

CUSIP No. 58402E101	Page 6 of 8 Pages

Item 7.

Material to be filed as Exhibits.

1.

Acquisition Agreement relating to the acquisition of Four Rivers, dated March 26, 2007 (Incorporated by reference from Exhibit 10.1 of the Current Report on Form 8-K of the Issuer event date December 4, 2007).

2.

Agreement of Variation to Acquisition Agreement, dated June 14, 2007 (Incorporated by reference from Exhibit 10.2 of the Current Report on Form 8-K of the Issuer event date December 4, 2007).

3.

First Amendment to Acquisition Agreement, dated August 22, 2007 (Incorporated by reference from Exhibit 10.3 of the Current Report on Form 8-K of the Issuer event date December 4, 2007).

4.

Second Amendment to Acquisition Agreement, dated November 16, 2007 (Incorporated by reference from Exhibit 10.4 of the Current Report on Form 8-K of the Issuer event date December 4, 2007).

5.

Form of Lock-Up Agreement for Four Rivers Shareholders (Incorporated by reference from Exhibit 10.5 of the Current Report on Form 8-K of the Issuer event date December 4, 2007).

SCHEDULE 13D

CUSIP No. 58402E101	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2007

/s/ Gary Hudson

GARY HUDSON

By: /s/ Gary Hudson

      Gary Hudson, as Trustee

SCHEDULE 13D

CUSIP No. 58402E101	Page 8 of 8 Pages

JOINT FILING AGREEMENT

Agreement, dated as of December 11, 2007, between Gary Hudson and Gary Hudson, as Trustee (each, a “Party”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $0.001 par value per share, of the Issuer beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit (“Schedule 13D”) by each above-named Party, and each Party will file the Schedule 13D on behalf of itself.

Each Party agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

/s/ Gary Hudson

GARY HUDSON

By: /s/ Gary Hudson

      Gary Hudson, as Trustee